December 5, 2005


Via Facsimile (617) 526-5000

Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

RE:	Lin TV Corp
      Schedule TO-I filed November 21, 2005
	File No. 005-78263

Dear Mr. Ward:

      We have the following comments on the above-referenced filing:

Offer to Exchange Outstanding Stock Options
Summary Term Sheet, page 1

1. Please revise your characterization of the information in the summary as "not complete." The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Q17 Can I change my election regarding options that I surrender?
Page 5

2. Here and in the corresponding section, disclose that tendering option holders also have withdrawal rights after the expiration of forty business days from the date this exchange offer commenced, if the tendered options have not yet been accepted for exchange. See Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 9

3. Three offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

4. We note your statement on page 10, regarding the condition, that "[a]ny determination we make concerning the events described in this section will be final and binding upon all of our employees, our subsidiaries` employees and our non-employee directors eligible to participate in this offer." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Summary Financial Information

5. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Further, you have provided summary information required by Item 1010(c) of Regulation M-A. However, we cannot locate some of the items required by Item 1010(c) in your summary information. For example, we cannot locate income per common share, net income per common share, or book value per share, as required by Items 1010(c)(2), (3), and (5), respectively. Please revise to include all the summary financial information required by Item 1010(c).

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions